CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JUNE 30, 2007, 2006 and 2005

(Expressed in United States Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Farallon Resources Ltd.

We have audited the accompanying consolidated balance sheets of Farallon Resources Ltd. as of June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farallon Resources Ltd. as of June 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
January 15, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	June 30	June 30
	2007	2006

ASSETS

Current assets
Cash and equivalents	$58,112,576	$5,462,647
Amounts receivable and prepaids	4,141,848	697,391
Balances receivable from a related party (note 8)	22,484	91,049
	62,276,908	6,251,087

Deferred financing cost (note 7(b)(iii))	900,000	–
Buildings and equipment (note 4)	3,733,142	302,281
Mineral property interests (note 5)	8,963,127	8,963,127

	$75,873,177	$15,516,495

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,488,082	$684,472
	4,488,082	684,472

Site closure and reclamation obligation (note 6)	51,000	–

Shareholders' equity
Share capital (note 7)	145,514,632	77,082,934
Warrants (note 7(b)(iii))	2,456,000	–
Contributed surplus (note 7(e))	4,053,662	1,578,428
Deficit	(80,690,199)	(63,829,339)
	71,334,095	14,832,023
Nature of operations (note 1)
Commitments (notes 5 and 10(c))
Contingencies (note 10)
Subsequent events (note 12)

	$75,873,177	$15,516,495

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Jeffrey Mason

JRH (Dick) Whittington	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
	2007	2006	2005
Expenses (income)
Exploration (see schedule of exploration expenses)	$14,650,727	$8,976,730	$8,752,357
Foreign exchange gain	(3,669,903)	(812,696)	(19,266)
Interest income	(1,533,056)	(313,389)	(268,513)
Interest paid	4,897	6,935	141
Legal, audit and accounting	1,755,011	858,372	1,242,095
Office and administration	2,247,347	1,628,325	1,127,595
Shareholder communication	320,223	663,410	621,317
Stock-based compensation - exploration (note 7(c))	905,299	386,553	365,654
Stock-based compensation - office and administration (note 7(c))	1,596,900	646,715	406,297
Travel and conferences	583,415	416,058	207,295
	16,860,860	12,457,013	12,434,972

Other income
Gain on sale of equipment	–	–	3,141
	–	–	3,141

Loss for the year	16,860,860	12,457,013	12,431,831

Deficit, beginning of year	63,829,339	51,372,326	38,940,495

Deficit, end of year	$80,690,199	$63,829,339	$51,372,326

Basic and diluted loss per share	$0.10	$0.12	$0.15

Weighted average number of common shares outstanding	172,363,147	102,328,852	80,437,034

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended June 30
	2007	2006	2005

Operating activities
Loss for the period	$(16,860,860)	$(12,457,013)	$(12,431,831)
Items not involving cash
Amortization included in exploration expenses	477,660	133,502	93,526
Gain on sale of equipment	–	–	(3,141)
Provision for site reclamation cost	51,000	–	–
Stock-based compensation (note 7(c))	2,502,199	1,033,268	771,951
foreign exchange loss (gain)	(3,481,125)	(768,852)	536,047
Changes in non-cash working capital
Amounts receivable and prepaids	(3,444,457)	(10,708)	(502,146)
Accounts payable and accrued liabilities	3,803,610	76,899	462,170
Cash used in operating activities	(16,951,973)	(11,992,904)	(11,073,424)

Investing activities
Purchase of equipment	(3,908,521)	(51,459)	(388,863)
Proceeds from sale of equipment	–	–	3,141
Cash used in investing activities	(3,908,521)	(51,459)	(385,722)

Financing activities
Balances receivable from (payable to) related parties	68,565	(206,072)	354,811
Deferred financing fees	(900,000)	–	–
Common shares issued for cash, net of issue costs	70,860,733	2,982,030	20,189,569
Cash provided by financing activities	70,029,298	2,775,958	20,544,380

Foreign exchange gain (loss) on cash held in foreign currrency	3,481,125	768,852	(536,047)
Increase (decrease) in cash and equivalents	52,649,929	(8,499,553)	8,549,187
Cash and equivalents, beginning of year	5,462,647	13,962,200	5,413,013

Cash and equivalents, end of year	$58,112,576	$5,462,647	$13,962,200

Supplemental cash flow information
Income taxes paid	$–	$–	$–
Interest paid	$4,897	$6,897	$141
Interest received	$1,533,056	$313,149	$268,513

Non-cash financing items
Warrants issued pursuant to offering (note 7(d))	$2,456,000	$–	$–
Fair value of stock options transferred to share
capital on options exercised from contributed surplus	$26,965	$300,363	$759,498

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in United States Dollars, unless otherwise stated)

		Years ended June 30
Campo Morado Property	2007	2006	2005
Exploration expenses incurred during the year
Assays and analysis	$126,720	$285,610	$338,143
Amortization	477,660	133,502	93,526
Drilling	2,699,378	3,309,505	2,967,731
Engineering	1,580,630	2,488,725	2,950,036
Geological	1,149,927	1,117,627	914,476
Provision for site reclamation cost (note 6 )	51,000	–	–
Site activities	2,156,702	1,433,551	1,318,616
Transportation	227,223	208,210	169,829
Subtotal	8,469,240	8,976,730	8,752,357

G9 expenses incurred during the year
Decline expenses	$952,183	$–	$–
Environmental permitting	83,303	–	–
Mine process plant and power supply	2,510,465	–	–
Project management	597,952	–	–
Road access	679,188	–	–
Tailings and water facilities	78,871	–	–
Underground mine	1,279,525	–	–
Subtotal	$6,181,487	–	–

Total exploration and G9 expenses, end of year	$14,650,727	$8,976,730	$8,752,357
Non-cash stock-based compensation (note 7(c))	905,299	386,553	365,654
Exploration and G9 expenses, including stock-based
compensation, incurred during the year	15,556,026	9,363,283	9,118,011
Cumulative exploration expenses, beginning of year	46,602,699	37,239,416	28,121,405
Cumulative exploration and G9 expenses, end of year	$62,158,725	$46,602,699	$37,239,416

Cumulative exploration expenses consists of:
Cumulative cash expenditures	$60,162,199	$45,511,472	$36,534,742
Cumulative non-cash stock-based compensation	1,996,526	1,091,227	704,674
	$62,158,725	$46,602,699	$37,239,416

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Farallon Resources Ltd. (the “Company” or “Farallon”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of mineral properties. Its principal mineral property interest, the Campo Morado Property, is located in Guerrero State, Mexico.

The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable as determined by an independent feasibility study. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, re-confirmation (note 10) of the Company’s title to the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. The Company is arranging a debt financing package for further development of the Campo Morado property (note 7b(iii)) and has completed two financings (note 12). There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 13. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Farallon Minera Mexicana, S.A. DE C.V, its subsidiary in Mexico. All material intercompany balances and transactions have been eliminated.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of amounts held in business and current accounts with the Company’s bankers all of which are readily convertible to known amounts of cash. At June 30, 2007, of the $58,112,576 cash and cash equivalents held by the Company, $26,230,713 (Cdn$27,946,201) were held in Canadian-dollar-denominated cash and equivalents (2006 – $4,429,381 (Cdn$4,944,076)).

(b)	Buildings and equipment

Buildings and equipment are used in the Company’s exploration activities and are stated at cost less accumulated amortization. Amortization, which is included in exploration expenses in the statement of operations, is provided on a straight-line basis at various rates ranging from 10% to 25% per annum representing the estimated useful lives of the related buildings and equipment.

(c)	Mineral property interests

Exploration and development expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values.

(d)	Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset with expected future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

(e)	Asset retirement obligations

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. To the extent that the asset retirement obligation was created due to exploration activities, the amount capitalized is reduced immediately by a charge to exploration expenses for the same amount. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted price on the stock exchange on the date the shares are issued.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 7(c). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)	Foreign currency translation

All of the Company’s foreign operations are integrated. The Company’s functional currency is the United States dollar.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

Monetary assets and liabilities of the Company and its integrated foreign subsidiaries are translated into United States dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains and losses on translation are recorded in the statement of operations.

(j)	Financial instruments

The carrying values of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term nature. It is not practicable to determine the fair values of the advances to or from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments. Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company maintains a substantial portion of its cash and equivalents in Canadian dollars (note 3(a)) and is therefore, subject to currency risk.

(k)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive. As at June 30, 2007, there were 10,218,500 (2006 – 6,431,500) share purchase options and 108,350,000 (2006 – 28,571,877) share purchase warrants outstanding (notes 7(c) and 7(d)).

(l)	Segment disclosures

The Company operates in a single segment, being the exploration and development of mineral properties in Mexico as disclosed in note 11. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule of exploration expenses and in note 11 respectively, substantially all of the Company’s net expenses are incurred in Canada.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

(m)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability on buildings and equipment, impairment of mineral property interests, the determination of reclamation obligations and obligations under legal claims, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

(n)	Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	BUILDINGS AND EQUIPMENT

		Accumulated
June 30, 2007	Cost	amortization	Net book value
Buildings	$440,201	$400,912	$39,289
Exploration equipment	3,842,629	692,711	3,149,918
Furniture and office equipment	171,678	96,820	74,858
Vehicles	659,312	190,235	469,077
	$5,113,820	$1,380,678	$3,733,142

		Accumulated
June 30, 2006	Cost	amortization	Net book value
Buildings	$430,779	$385,806	$44,973
Exploration equipment	469,023	321,783	147,240
Furniture and office equipment	131,619	78,027	53,592
Vehicles	173,878	117,402	56,476
	$1,205,299	$903,018	$302,281

5.	MINERAL PROPERTY INTERESTS

	June 30	June 30
Acquisition costs	2006	2005

Campo Morado Property, Mexico	$8,963,127	$8,963,127

On October 15, 1995, the Company entered into an option agreement to earn a 100% interest in the Campo Morado and La Alina concessions, owned by Minera Summit de Mexico, S.A. de

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

C.V. (“Minera Summit”), a private Mexican company. The two concessions, now covering approximately 5,742 hectares, are located in Guerrero State, Mexico, approximately 160 kilometers southwest of Mexico City and 155 kilometers north of Acapulco. To earn its interest (which was earned during fiscal 1997), the Company issued a total of 750,000 common shares to Minera Summit, made payments totaling $1,235,388 to Minera Summit, and completed a staged exploration program on the property of a minimum of $1,825,000 ($14,700,000 pesos). Upon the completion of a positive feasibility study, the Company will be required to issue up to an additional 750,000 shares to Minera Summit based on a sliding scale of net recoverable gold-equivalent ounces, as identified by the feasibility study, between 1 and 6 million ounces.

On January 10, 1997, title to the Campo Morado and La Alina concessions was conveyed to the Company and registered in the Mexican Public Registry of Mining. The Consejo de Recursos Minerales (Council for Mineral Resources), a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Government Industry, has released in full all bonding it had required to guarantee property work obligations, but a performance deposit of $300,000 held by Minera Summit has not yet been returned to the Company. The Company is investigating various alternatives to recover these funds.

The Company also acquired by location or purchase, an additional 5,821 hectares of concessions contiguous to the above two concessions, including $150,000 spent during fiscal 2000 to acquire the La Trinidad concession, bringing the Company's land holdings at Campo Morado to approximately 11,563 hectares.

Title to mineral concessions held by the Company has been granted by the regulatory authorities in Mexico. In order to maintain these mineral concessions in good standing, the Company is required to pay taxes and mining duties, which are up to date, and to carry out annual assessment work, which costs are included within exploration expenses.

6.	SITE CLOSURE AND RECLAMATION OBLIGATION

The provision for site closure and reclamation costs related to the Campo Morado Property is as follows:

Balance, June 30, 2006	$–
Changes during the year:
Recognition of initial obligation	51,000
Site closure and reclamation obligations, June 30, 2007	$51,000

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 3.3% per year, is $100,000 and is expected to be spent over a period of approximately two years beginning in 2016. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 8.9%, to arrive at a fair value obligation of $51,000.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and outstanding common shares

	Price	Number	Amount
Common shares issued	(Cdn$)	of Shares	(US$)
Balance, June 30, 2004		59,636,536	$52,851,474
Share purchase options exercised (note 7(c))	$0.22	7,000	1,134
Share purchase options exercised (note 7(c))	$0.30	3,500	850
Share purchase options exercised (note 7(c))	$0.50	3,310,000	1,318,877
Share purchase options exercised (note 7(c))	$0.56	25,500	11,800
Share purchase options exercised (note 7(c))	$0.60	5,000	2,508
Share purchase options exercised (note 7(c))	$0.70	12,500	7,108
Share purchase options exercised (note 7(c))	$0.71	25,000	14,004
Share purchase warrants exercised (note 7(d))	$0.50	7,479,472	2,953,790
Private placements, December 2004, net of issue costs(i)	$0.70	28,740,477	15,879,498
Contributed surplus allocated to shares issued on exercise
of stock options (note 7(e))			759,498
Balance, June 30, 2005		99,244,985	$73,800,541
Share purchase options exercised (note 7(c))	$0.58	15,000	7,734
Share purchase options exercised (note 7(c))	$0.60	125,000	66,668
Share purchase options exercised (note 7(c))	$0.65	125,000	81,556
Share purchase options exercised (note 7(c))	$0.70	745,000	449,999
Share purchase options exercised (note 7(c))	$0.74	65,500	41,954
Share purchase warrants exercised (note 7(d))	$0.50	5,501,846	2,334,119
Contributed surplus allocated to shares issued on exercise
of stock options (note 7(e))			300,363
Balance, June 30, 2006		105,822,331	$77,082,934
Share purchase options exercised (note 7(c))	$0.52	15,000	6,876
Share purchase options exercised (note 7(c))	$0.58	5,000	2,649
Share purchase options exercised (note 7(c))	$0.60	105,000	57,540
Share purchase options exercised (note 7(c))	$0.74	26,337	17,800
Private placements, November 2006, net of issue costs(ii)		18,750,000	6,290,650
Prospectus financing, December 2006, net of issue costs (iii)		160,000,000	62,029,218
Contributed surplus allocated to shares issued on exercise
of stock options (note 7(e))			26,965
Balance, June 30, 2007		284,723,668	$145,514,632

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

(i)

On December 17, 2004, the Company completed a private placement of 28,571,877 units at Cdn$0.70 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share exercisable at a price of Cdn$0.80 until December 17, 2005 and thereafter until December 17, 2006 at Cdn$1.02 (note 7(d)). The Company incurred share issue costs of Cdn$973,956 and issued 168,600 common shares to the agents.

(ii)

In November 2006, the Company completed a private placement of 18,750,000 units at Cdn$0.40 per unit for gross proceeds of approximately $6,675,000. Each unit comprised one common share and one common share purchase warrant, exercisable into one additional common share at an exercise price of Cdn$0.60 until November 17, 2008. The Company incurred share issue costs of approximately $375,000 for net proceeds of approximately $6,300,000.

(iii)

In December 2006, the Company completed an equity offering of 160 million subscription receipts at Cdn$0.50 per subscription receipt for gross proceeds of $69 million (Cdn$80 million). Each subscription receipt entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one additional common share at an exercise price of Cdn$0.70 until December 21, 2008 subject to acceleration under certain conditions.

The Company paid the agents a commission of $4.1 million (Cdn$4.8 million) and all of the agents’ expenses. The agents also received 9.6 million compensation options (“Warrants”), with each Warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.50 until December 21, 2008. The Warrants have been recorded at an estimated fair value of $2,456,000 (using expected volatility of 68%, risk free interest rate of 4%, dividends of nil, an exercise price of Cdn$0.63 and expected remaining life of approximately 2 years).

In connection with the December 2006 financing, the Company appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development and construction of the Company's G9 mine at Campo Morado. The package comprises an initial US$20 million bridge facility to be followed by a term loan facility of up to US$70 million, part of which will be used to refinance the bridge facility. The bridge facility will finance fixed assets including equipment purchased for both the mine and the mill. The Company is currently in the process of finalizing the terms of the debt financing package in the normal course and has advanced $900,000 as a debt finance fee.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan (the “Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The Plan is based on a maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the Plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted. Pursuant to the Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the Plan increases.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

The continuity of the number of share purchase options for the year ended June 30, 2007 is as follows:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2006	Granted	Exercised	cancelled	2007
June 1, 2007	Cdn$0.60	50,000	–	–	(50,000)	–
June 22, 2007	Cdn$0.60	220,000	–	(105,000)	(115,000)	–
June 22, 2007	Cdn$0.74	260,000	–	(26,337)	(233,663)	–
September 28, 2007	Cdn$0.58	2,130,000	–	(5,000)	–	2,125,000
December 14, 2007	Cdn$0.52	15,000	–	(15,000)	–	–
February 29, 2008	Cdn$0.74	215,000	–	–	(35,000)	180,000
March 31, 2009	Cdn$0.63	–	622,000	–	(25,000)	597,000
March 31, 2009	Cdn$0.80	1,051,500	–	–	(45,000)	1,006,500
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
May 31, 2009	Cdn$0.63	–	50,000	–	–	50,000
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
March 31, 2012	Cdn$0.63	–	3,770,000	–	–	3,770,000
		6,431,500	4,442,000	(151,337)	(503,663)	10,218,500

Weighted average exercise price		Cdn$0.79	Cdn$0.63	Cdn$0.62	Cdn$0.69	Cdn$0.73

As at June 30, 2007, 4,797,750 of these options, with a weighted average exercise price of Cdn$0.77 had vested and were exercisable. The weighted average fair value of options granted during the year ended June 30, 2007 was US$0.37 (2006 – US$0.29) .

The continuity of the number of share purchase options for the year ended June 30, 2006 was as follows:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2005	Granted	Exercised	cancelled	2006
February 8, 2006	Cdn$0.74	50,500	–	(50,500)	–	–
June 21, 2006	Cdn$0.60	415,000	–	(105,000)	(310,000)	–
June 21, 2006	Cdn$0.65	195,000	–	(125,000)	(70,000)	–
June 21, 2006	Cdn$0.70	1,767,500	–	(745,000)	(1,022,500)	–
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	240,000	–	(20,000)	–	220,000
June 22, 2007	Cdn$0.74	275,000	–	(15,000)	–	260,000
September 28, 2007	Cdn$0.58	–	2,165,000	(15,000)	(20,000)	2,130,000
December 14, 2007	Cdn$0.52	–	135,000	–	(120,000)	15,000
February 29, 2008	Cdn$0.74	–	215,000	–	–	215,000
March 31, 2009	Cdn$0.80	–	1,051,500	–	–	1,051,500
March 31, 2009	Cdn$0.89	–	40,000	–	–	40,000
March 31, 2011	Cdn$1.00	–	2,450,000	–	–	2,450,000
		2,993,000	6,056,500	(1,075,500)	(1,542,500)	6,431,500

Weighted average exercise price		Cdn$0.68	Cdn$0.79	Cdn$0.68	Cdn$0.66	Cdn$0.79

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

As at June 30, 2006, 3,981,185 of these options, with a weighted average exercise price of Cdn$0.71 had vested and were exercisable. The weighted average fair value of options granted during the year ended June 30, 2006 was US$0.29 (2005 – US$0.24) .

The continuity of the number of share purchase options for the year ended June 30, 2005 was as follows:

	Exercise	June 30			Expired or	June 30
Expiry date	price	2004	Granted	Exercised	cancelled	2005
May 9, 2005	Cdn$0.30	3,500	–	(3,500)	–	–
July 29, 2005	Cdn$0.22	7,000	–	(7,000)	–	–
June 21, 2005	Cdn$0.50	3,310,000	–	(3,310,000)	–	–
June 21, 2005	Cdn$0.56	25,500	–	(25,500)	–	–
June 21, 2005	Cdn$0.70	70,000	–	–	(70,000)	–
June 21, 2005	Cdn$0.71	100,000	–	(25,000)	(75,000)	–
February 8, 2006	Cdn$0.74	–	50,500	–	–	50,500
June 21, 2006	Cdn$0.60	430,000	–	(5,000)	(10,000)	415,000
June 21, 2006	Cdn$0.65	195,000	–	–	–	195,000
June 21, 2006	Cdn$0.70	–	1,785,000	(12,500)	(5,000)	1,767,500
June 1, 2007	Cdn$0.60	–	50,000	–	–	50,000
June 22, 2007	Cdn$0.60	–	240,000	–	–	240,000
June 22, 2007	Cdn$0.74	–	285,000	–	(10,000)	275,000
		4,141,000	2,410,500	(3,388,500)	(170,000)	2,993,000

Weighted average exercise price Cdn$0.53			Cdn$0.69	Cdn$0.50	Cdn$0.70	Cdn$0.68

As at June 30, 2005, 2,700,250 of these options, with a weighted average exercise price of Cdn$0.68, had vested and were exercisable. The weighted average fair value of options granted during the year ended June 30, 2005 was US$0.24 (2004 – US$0.25) .

The exercise prices of all share purchase options granted during the years ended June 30, 2007, 2006 and 2005 were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the years ended June 30, 2007, 2006 and 2005 have been reflected in the consolidated statements of operations as follows:

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

		Year ended June 30
	2007	2006	2005
Exploration
Engineering	$610,040	$195,495	$196,259
Environmental, socioeconomic and land	1,428	4,596	–
Geological	293,831	186,462	169,395
Exploration	905,299	386,553	365,654
Operations and administration	1,596,900	646,715	406,297
Total compensation cost recognized in
operations and credited to contributed surplus	$2,502,199	$1,033,268	$771,951

The assumptions used to estimate the fair value of options granted during the respective periods were:

	2007	2006	2005
Risk free interest rate	4.00%	3.65%	3.00%
Expected life	4.49 years	3.23 years	1.68 years
Expected vesting terms	0 – 12 months	0 – 12 months	0 – 8 months
Expected volatility	84%	74%	90%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2007 is:

	Exercise	June 30				June 30
Expiry date	price	2006	Issued	Exercised	Expired	2007
December 17, 2006	Cdn$1.02	28,571,877	–	–	(28,571,877)	–
November 17, 2008
(note 7(b)(ii)	Cdn$0.60	–	18,750,000	–	–	18,750,000
December 21, 2008
(note 7(b)(iii))	Cdn$0.50	–	9,600,000	–	–	9,600,000
December 21, 2008
(note 7(b)(iii))	Cdn$0.70	–	80,000,000	–	–	80,000,000
		28,571,877	108,350,000	–	(28,571,877)	108,350,000
Weighted average exercise price		Cdn$ 1.02	Cdn$ 0.66	–	Cdn$ 1.02	Cdn$ 0.66

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

The continuity of the number of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2006 was:

	Exercise	June 30				June 30
Expiry date	Price	2005	Issued	Exercised	Expired	2006
December. 31, 2005	Cdn$0.50	7,031,636	–	(5,501,846)	(1,529,790)	–
December. 17, 2006	Cdn$0.80/$1.02(i)	28,571,877	–	–	–	28,571,877
		35,603,513	–	(5,501,846)	(1,529,790)	28,571,877

Weighted average exercise price		Cdn$0.74	–	Cdn$0.50	Cdn$0.50	Cdn$1.02

The continuity of the number of share purchase warrants (each exercisable into one common share) for the year ended June 30, 2005 was:

	Exercise					June 30
Expiry date	Price	June 30 2004	Issued	Exercised	Expired	2005
December 31, 2005	Cdn$0.50	14,511,108	–	(7,479,472)	–	7,031,636
December 17, 2006	Cdn$0.80/$1.02(i)	–	28,571,877	–	–	28,571,877
		14,511,108	28,571,877	(7,479,472)	–	35,603,513

Weighted average exercise price		Cdn$0.50	Cdn$0.80	Cdn$0.50	–	$ 0.74

(i)

Warrants were exercisable at Cdn$0.80 until December 17, 2005 and thereafter at Cdn$1.02 until December 17, 2006. If all warrants were to be exercised at Cdn$1.02, the weighted average exercise price at June 30, 2005 would have increased from Cdn$0.74 to Cdn$0.91.

(e)	Contributed surplus

Balance, June 30, 2004	833,070
Changes during 2005
Non-cash stock-based compensation (note 7(c))	771,951
Fair-value of stock options allocated to shares issued on exercise (note 7(b))	(759,498)
Balance, June 30, 2005	845,523
Changes during 2006
Non-cash stock-based compensation (note 7(c))	1,033,268
Fair-value of stock options allocated to shares issued on exercise (note 7(b))	(300,363)
Balance, June 30, 2006	1,578,428
Changes during 2007
Non-cash stock-based compensation (note 7(c))	2,502,199
Fair-value of stock options allocated to shares issued on exercise (note 7(b))	(26,965)
Balance, June 30, 2007	$4,053,662

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at June 30
Balances receivable from a related party	2007	2006
Hunter Dickinson Inc. (a)	$22,484	$91,049

		Year ended June 30
Reimbursements for third party expenses and
services rendered	2007	2006	2005
Hunter Dickinson Inc. and subsidiaries (a)	$4,737,136	$3,833,455	$2,849,674
Hunter Dickinson Group Inc. (b)	–	2,658	10,240
CEC Engineering Ltd. (c)	17,976	862	45,236
Administration cost recovery
Hunter Dickinson Inc. (a)	96,591	103,303	95,792

(a)

Hunter Dickinson Inc. (“HDI”) is private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Prestadora de Servicios Campo Morado, SA de CV, Tecnicos HD de Mexico, SA de CV, and Servicios HD de Mexico, SA de CV, are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common with the Company that provides consulting services to the Company on a full cost recovery basis.

(c)	CEC Engineering Ltd. is a private company controlled by a director that provides engineering and project management services to the Company based on the fair market value of those services.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

9.	INCOME TAXES

The significant components of the Company’s future tax asset (liability) are approximately as follows:

	June 30	June 30
	2007	2006
Future income tax assets:
Loss carry-forwards	$2,039,000	$2,637,000
Mineral property interests	4,539,000	1,888,000
Buildings and equipment	387,000	253,000
Financing fees	1,415,000	321,000
Valuation allowance	(8,380,000)	(5,099,000)
Net future income tax asset (liability)	$–	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	June 30	June 30
	2007	2006
Combined Canadian federal and provincial statutory rate	34.12%	34.87%

Income tax at statutory rates	$(5,753,000)	$(4,344,000)
Valuation allowance	3,281,000	1,389,000
Permanent differences	856,000	1,013,000
Non-deductible items	733,000	1,565,000
Losses expired	400,000	415,000
Foreign tax differential	610,000	403,000
Change in future tax rate	–	(281,000)
Other	(127,000)	(160,000)
	$–	$–

At June 30, 2007, the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately Cdn$6.8 million (2006 – Cdn$9.6 million), expiring in various periods from 2007 to 2027. The Company also has net operating loss carry-forwards and resource deductions totaling approximately $28.8 million (2006 – $13.7 million) for Mexican income tax purposes which are currently being substantiated, and if not utilized to reduce Mexican taxable income in future periods, will expire in various periods through 2017.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

10.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998, 1999 and 2001, were decided in the Company’s favour. The Nevada ruling was appealed by the plaintiff but was denied by the Nevada Supreme Court in its entirety in November 2005. The decision by the Nevada Supreme Court was final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling has been appealed by Mr. Hermiston and a new ruling is expected this year.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court awarded costs to Farallon. However, in early August 2007, Mr. Hermiston appealed this judgment. The Company will continue to take all steps necessary to defend against this appeal. Appeal proceedings are now in progress and are expected to last several months.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of its directors. The

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

Company’s attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

In January 2007, Farallon’s legal representatives advised the Company that as a result of a thorough investigation by the Financial Crimes section of the Prosecutor General’s Office in Mexico City, the Mexican authorities have issued a ruling stating that there are no grounds for criminal prosecution against Farallon or any of its Directors in regards to a complaint filed by Wiltz on June 16, 2004. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services which will be rendered. In December 2006, the Company paid $300,000 for these services, which amount represents the total amount paid to date, has been reflected in the statement of operations for the year ended June 30, 2007.

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

11.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties. Geographic segment disclosures are as follows:

	For the year ended June 30
	2007	2006	2005

Loss for the year
Canada	$6,914,658	$6,587,346	$6,984,289
Mexico	9,946,202	5,869,667	5,447,542
Total	$16,860,860	$12,457,013	$12,431,831

	As at June 30
Assets	2007	2006
Canada
Current assets	$57,387,528	$5,458,673
Site equipment	6,323	–
Mexico
Current assets	5,789,380	792,414
Buildings and equipment	3,726,819	302,281
Mineral property interests	8,963,127	8,963,127
Total	$75,873,177	$15,516,495

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

12.	SUBSEQUENT EVENTS

Subsequent to June 30, 2007, the Company:

	a)	issued 2,851,650 common shares pursuant to the exercise of share purchase warrants, 2,796,650 were exercised at a price of Cdn$0.60 and 55,000 at an exercise price of Cdn$0.70;

	b)	issued 325,000 common shares pursuant to the exercise of share purchase options, 320,000 were exercised at a price of Cdn$0.58 and 5,000 at an exercise price of Cdn$0.63;

	c)	granted 1,232,500 share purchase options each exercisable into one common share at an exercise price of Cdn$0.63 per common share with an expiry of August 24, 2009;

	d)	granted 1,275,000 share purchase options each exercisable into one common share at an exercise price of Cdn$0.70 per common share with an expiry of December 31, 2012;

e)

completed a bought-deal public offering of 28,572,000 shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$20.0 million. The Company paid the underwriters Cdn$1.2 million in commissions, Cdn$325,000 in expenses and 1,971,468 compensation options, exercisable at Cdn$0.70 per common share for 24 months In addition a separate private placement of 7,143,000 shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$5.0 million was completed. The shares issued under the private placement financing have a four month hold period from the date of closing.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Had the Company followed US GAAP, certain items on the consolidated balance sheets, and the consolidated statements of operations and deficit would have been reported as follows:

	As at
	June 30	June 30
Share capital and contributed surplus	2007	2006
Share capital and contributed surplus under Canadian GAAP	$152,024,294	$78,661,362
Stock-based compensation (a)	19,521	19,521
Share capital and contributed surplus under US GAAP	$152,043,815	$78,680,883

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

	As at
	June 30	June 30
Deficit	2007	2006
Deficit under Canadian GAAP	$80,690,199	$63,829,339
Stock-based compensation (a)	19,521	19,521
Deficit under US GAAP	$80,709,720	$63,848,860

		Year ended June 30
Loss for the period	2007	2006	2005
Loss under Canadian GAAP	$16,860,860	$12,457,013	$12,431,831
Difference in stock-based compensation (a)	–	–	–
Loss for the period under US GAAP	$16,860,860	$12,457,013	$12,431,831

Loss per share under US GAAP	$0.10	$0.12	$0.15

(a)	Stock based compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although in certain instances it allows the effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25").

In the year ended June 30, 2001, the Company adopted the fair value based method of accounting for employee stock compensation as prescribed by SFAS 123.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement did not have any material impact on the financial statements when it was adopted on July 1, 2005.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of APB 25 and related Interpretations. No compensation expense was recognized under APB 25, because the exercise prices of the Company’s employee stock options equaled the market price of the underlying stock on the dates of grant.

Under Canadian GAAP, effective July 1, 2003, the Company adopted the fair value method of recognizing stock-based compensation expense. In prior years, the Company accounted for

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

employee stock-based compensation by the settlement method whereby no compensation expense was recorded for options granted. For US GAAP purposes, compensation expense of $19,521 recognized under US GAAP for the years ended June 30, 2002 and 2001 would not be recognized under Canadian GAAP.

(b)	Other

(i)

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such does not impact the measurement principles applied to these financial statements.

(ii) Canadian GAAP allows the presentation of subtotals for "expenses (income)" and "other income" in the consolidated statement of operations. No such subtotals would be presented under US GAAP.

(c)	Impact of recent United States accounting pronouncements:

(i)

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29, "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for the Company’s 2006 fiscal year. The adoption of SFAS 153 had no impact the Company’s financial position, results of operations or cash flows.

(ii)

In March 2005, the EITF issued EITF 04-6, "Accounting for Stripping Costs in the Mining Industry". The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

(iii)

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
For the years ended June 30, 2007, 2006 and 2005
(Expressed in United States Dollars, unless otherwise stated)

accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

(iv)

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainties and Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements in accordance with SFAS Statement 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 does not prescribe the recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. FIN 48 clarifies the application of SFAS 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years ending after December 15, 2006. The Company has not yet determined the effects to these financial statements of adopting FIN 48.